Exhibit (a)(7)

ANNEX I

April 18, 2008

The Board of Directors
Packeteer, Inc.
10201 North De Anza Boulevard
Cupertino, CA 95014

Dear Members of the Board:

We understand that Packeteer, Inc. (“Packeteer”), a Delaware corporation, is considering a transaction whereby Blue Coat Systems, Inc. (“Blue Coat”), a Delaware corporation, will acquire Packeteer. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of April 18, 2008 (the “Merger Agreement”), among Blue Coat, Cooper Acquisition, Inc. (“Acquisition Sub”), a Delaware corporation and wholly owned subsidiary of Blue Coat, and Packeteer, (i) Acquisition Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value of $0.001 per share, of Packeteer (“Packeteer Common Stock”), at a purchase price of $7.10 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Acquisition Sub will be merged with and into Packeteer (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Packeteer Common Stock (other than shares owned by Packeteer, Blue Coat, Acquisition Sub or any direct or indirect wholly owned subsidiary of Blue Coat or Packeteer) not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Packeteer Common Stock (other than Blue Coat, Acquisition Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of Packeteer in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Packeteer and Blue Coat and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Packeteer or Packeteer’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares of Packeteer Common Stock in the Tender Offer or how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Blue Coat and Packeteer will comply with all the material terms of the Merger

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Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Packeteer, Blue Coat, or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Packeteer; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Packeteer that were provided to us by the management of Packeteer and not publicly available, including financial forecasts and estimates prepared by the management of Packeteer that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of Packeteer concerning the business and financial prospects of Packeteer; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) reviewed current and historical market prices of Packeteer Common Stock; (vi) reviewed the Merger Agreement; and (vii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with Packeteer and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Packeteer, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Packeteer as to the future financial performance of Packeteer. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Packeteer Common Stock (other than Blue Coat, Acquisition Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors of Packeteer in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

UBS SECURITIES LLC

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